                               UNITED STATES                    OMB APPROVAL

                     SECURITIES AND EXCHANGE COMMISSION    --------------------------

                           Washington, D.C. 20549          OMB Number: 3235-0145

                                SCHEDULE 13D               --------------------------

                                                           Expires: February 28, 2009

                Under the Securities Exchange Act of 1934

                           (Amendment No. _)*              --------------------------

                                                           Estimated Average burden

                                                           hours per response  11

                                                           --------------------------

                           DATAJUNGLE SOFTWARE INC.

           --------------------------------------------------------

                                (Name of Issuer)

                                    COMMON

           --------------------------------------------------------

                          (Title of Class of Securities)

                                 23804C 10 3

           --------------------------------------------------------

                                 (CUSIP Number)

            Dean Delis, 2929 Campus, Suite 175, San Mateo, CA, 94403

           --------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

                                September 28, 2007

           --------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23804C 10 3                  13D

- -------------------------------------------------------------------------------

 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above

     Persons

Dean Delis

- -------------------------------------------------------------------------------

 (2) Check the Appropriate Box if a Member     (a)  / /

     of a Group*                               (b)  / /

- -------------------------------------------------------------------------------

 (3) SEC Use Only

- -------------------------------------------------------------------------------

 (4) Source of Funds*

PF

- -------------------------------------------------------------------------------

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to

     Items 2(d) or 2(e)

- -------------------------------------------------------------------------------

 (6) Citizenship or Place of Organization

United States

- -------------------------------------------------------------------------------

Number of Shares              (7) Sole Voting

 Beneficially Owned                 Power            4,567,308

 by Each Reporting           --------------------------------------------------

 Person With                  (8) Shared Voting

                                    Power            Nil

                             --------------------------------------------------

                              (9) Sole Dispositive

                                    Power            4,567,308

                             --------------------------------------------------

                             (10) Shared Dispositive

                                    Power            Nil

- -------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

4,567,308

- -------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

9.93%

- -------------------------------------------------------------------------------

(14) Type of Reporting Person*

IN

- -------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP 23804C 10 3

Item 1.  Security and Issuer

Common shares

DataJungle Software Inc.

1038 Redwood Highway, Suite 100A, Mill Valley, CA, 94941

Item 2.  Identity and Background

   a)     Dean Delis

         b)     2929 Campus, Suite 175, San Mateo, CA, 94403

c)     Mortgage financing

d)     I have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)     I have not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

On June 21, 2007, I loaned $100,000 to DataJungle Software Inc. (“DataJungle”) pursuant to the terms of a 10% promissory note convertible to common shares of DataJungle at $0.13 per share.  On July 5, 2007, I loaned an additional $250,000 to DataJungle under the same terms and conditions.  As consideration for advancing these funds to DataJungle, DataJungle granted 1,875,000 shares of common stock to me.

On September 28, 2007, I converted the 10% promissory notes referred to above to 2,692,308 shares of DataJungle common stock.

No part of the above transactions were represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction.

See description above.

a)       Other than described above, there are no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, that reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b)       There are no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)       There are no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)       There are no plans to change the present Board of Directors or management of DataJungle or any plans or proposals to change the number or term of directors or to fill any existing vacancy on the Board of DataJungle based on the transactions described above;

e)       There are no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

f)       There are no other material changes in the issuer’s business or corporate structure based on the transactions described above;

g)       There are no plans or proposals which relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)       There are no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)       There are no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

Act; or

j)       There are no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

Reporting Person

Shares

Percentage of Class

Dean Delis

4,567,308

9.93%

(b)

Reporting Person

Shares with sole

Shares with

shared

power to vote

power to vote

Dean Delis

4,567,308

Reporting Person

Shares with sole

Shares with

shared

power to dispose

power to dispose

Dean Delis

4,567,308

Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

I loaned $150,000 to DataJungle on August 6, 2007 pursuant to a 10% convertible promissory note and $125,000 on September 5, 2007 pursuant to a 10% promissory note.  The $150,000 promissory note is convertible to shares of common stock of DataJungle at $0.13 per share subject to certain restrictions on conversion.  The $125,000 10% promissory note together with accrued interest was repaid to me on September 28, 2007.

Other than described immediately above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with the person named in Item 2 and between such persons and any person with respect to any securities of the issuer except as disclosed herein.

Item 7  Material to be filed as exhibits.  None.

Signature         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

                  statement is true, complete and correct.

Date: September 28, 2007

By:  /s/  Dean Delis